May 20, 2013

Expeditors International
of Washington, Inc.	BY EDGAR

1015 Third Avenue	Ms. Linda Cvrkel
12th Floor	Branch Chief
Seattle, WA 98104-1190	United States Securities and Exchange Commission
Washington, D.C. 20549
Tel: 206-674-3400
Fax: 206-682-9777	Re: Expeditors International of Washington, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 000-13468

Dear Ms. Cvrkel:

In response to your letter of May 10, 2013, please see the discussion below, which corresponds to the numbered paragraphs in your letter.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,
Executive Summary, page 13 and, Results of Operations, page 16

1. We note from your response to our prior comment 1 that net revenue is one of the Company's primary operational and financial measures and is the critical component of the Company's main internal management reporting system and therefore you believe that using this measure in your MD&A discussion of your results of operations provides an analysis of the Company's business as seen through the eyes of those who manage that business. We also note from your response that in future filings, you will link your discussion of changes in net revenue to the corresponding changes in gross revenue or related operating expense to the extent adding such additional discussion will not be duplicative of the information already presented in the filing. Please note that while we do not object to the Company's discussion of its net revenues in MD&A, since this is the key financial measure used by the Company's management in evaluating and managing the profitability of its business, we continue to believe that this discussion should be supplemented with or accompanied by a separate discussion of your gross revenues and related expenses by type that are used to derive net revenues by category (i.e., airfreight services, ocean freight services and ocean services and customs brokerage and other services). Our conclusions in this regard are based on the fact that such revenues and related expenses are presented in your financial statements on a gross rather than a net basis pursuant to ASC 605-45. Therefore in order to provide an appropriate analysis of your statement of operations as determined in accordance with GAAP, your MD&A discussion should also include a discussion of changes in both the gross revenues and gross expenses as presented in your financial statements as required by Item 303(a) of Regulation S-K. Please confirm that you will revise your MD&A discussion accordingly.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

Response:

We confirm that in future filings our MD&A discussion of net revenue will be supplemented with a discussion of changes in gross revenues and related expenses by type as presented in our financial statements.

2. We note from your response to our prior comment number 2 that you do not believe that the measure “net revenues” is a non-GAAP measure since net revenue does not exclude any amounts or include any other amounts or contain any adjustments that would have such effect. We also note from your response that net revenue does not depict gross revenue or any other amount on your statement of earnings and therefore you do not believe net revenue is a non-GAAP measure. Please note that since your consolidated statements of operations present your revenues and related operating expenses on a gross basis pursuant to the guidance in ASC 605-45, we continue to believe that by deducting operating expenses from gross revenues as presented in your financial statements to arrive at “net revenues” for purposes of your MD&A disclosure, results in the presentation of a non-GAAP measure as defined in Item 10(e)(2)(i). Therefore, if you wish to continue to present and discuss this measure in your MD&A discussion, in addition to the table and paragraph preceding the table proposed on page 5 of your response, your disclosure should be accompanied by the following:

•
Provide an in-depth discussion explaining that your revenues and related operating expenses are presented in your consolidated statement of operations on a gross basis pursuant to the guidance in ASC 605-45. Your revised disclosure should clearly explain why you believe you are the principal in your revenue generating transactions and should clearly explain how you meet the various criteria outlined in ASC 605-45 required for reporting revenues and related expenses on a gross basis.

•	Revise to clearly identify the measure “net revenues” as a non-GAAP measure in your MD&A discussion of this measure as required by Item 10(e) of Regulation S-K.

Response:

The determination as to whether a transaction is reported “gross” or “net” is made based on the judgment as to whether the Company is acting as the principal to the contract or an agent based on the consideration of the criteria set forth in ASC 605-45. We originally provided our detailed analysis of “gross” vs. “net” revenue reporting to the SEC in a letter dated September 12, 2003, see response number 3 in that letter. For your information, below is a refresh of our original analysis. We continue to believe that the conclusions reached in that analysis remain appropriate today.

The following summarizes the factors we consider when we report revenues:

605-45-4 The Entity is the Primary Obligor Under the Arrangement
(As noted in ASC 605-45, this is strong evidence that “gross” recording is appropriate)

The Company is the primary obligor.

Even though the Company does not own or physically operate any transportation assets, it is the primary obligor when acting as a non-asset based consolidator. The bill of lading [either House Airway Bill of Lading (HAWB) or House Ocean Bill of Lading (HOBL)], is the contract of carriage setting forth the terms and conditions under which the shipment moves. For consolidation shipments, this arrangement is solely between the Company and its customer. When the freight is physically tendered to a direct carrier, the Company receives a contract of carriage known as a Master Airway Bill for airfreight shipments or a Master Ocean Bill of Lading for ocean shipments. This arrangement is solely between the Company and the direct carrier. While the terms and conditions on each contract of carriage may be identical, two separate and distinct legal relationships exist. The customer never sees the Master Airway Bill or the Master Ocean Bill of Lading, and the direct carrier does not recognize the HAWB or HOBL as a transportation document. The Company, not its customer, is legally obligated to pay the charges for consolidations tendered to direct carriers. Under the house contract of carriage, the Company is responsible for providing the transportation service to the customer and selecting the actual direct carrier and routing. In the context of ASC 605-45, the Company is the only party responsible for fulfillment and is therefore primary obligor.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

605-45-5 - 605-45-7 The Entity Has General Inventory Risk - Before the Customer Order Is Placed or Upon Customer Return
(As noted in ASC 605-45, this is strong evidence that “gross” recording is appropriate)

The Company has general “inventory like” risk.

The Company provides a service rather than a product. In arrangements that involve services where a company is obligated to compensate the individual service providers for work performed regardless of whether the customer accepts the work then this is a very strong indicator of gross reporting. When the Company tenders freight to a direct carrier, it is liable for payment for that service regardless of whether or not the customer accepts the work provided.

The Company often commits to short-term “blocked-space” agreements in which it must pay for the space whether or not it is actually used. In addition to this, the Company bears an “inventory like” risk with respect to pricing in that the Company must often make advance pricing commitments to direct carriers in order to reserve regular space while the Company's customers generally have the right to purchase transportation services based at the then current market rate. Direct carriers often times will increase or decrease their pricing so rapidly that it is not commercially possible to increase or decrease pricing to the customers in concert with when the direct carriers change their pricing to the Company. Other times, by virtue of the fact that a HAWB or HOBL has been issued, the Company may be required to find and pay for space to meet customer expectations, even at the risk of paying more to the direct carrier.

605-45-8 The Entity Has Latitude in Establishing Price
(As noted in ASC 605-45, this is evidence that “gross” recording is appropriate)

The Company has latitude in establishing pricing.

The direct carrier has no input into the price the Company charges its customers. The price paid to the direct carrier does not depend upon the price charged to the customer. Through the dynamics of mixing and matching freight in the airfreight consolidation process, the chargeable (volumetric) weight billed to the customers can be greater than the actual weight the Company is required to pay the direct carrier. This difference in chargeable weight further reinforces the separate and distinct nature of the pricing between the amount we pay to the direct carrier and the amount we charge the customer.

605-45-9 The Entity Changes the Product or Performs Part of the Service
(As noted in ASC 605-45, this is evidence that “gross” recording is appropriate)

The Company performs part of the service.

Point-to-point transportation is only part of the service the Company supplies to its consolidation customers. Unlike a direct carrier, the Company will complete paperwork, such as the Shipper's Export Declaration, associated with each shipment. The Company also provides customizable tracking, data and other information for goods moving on Company house bills. The Company is also a one stop source for pick-up, delivery, and customs clearance should customers desire to purchase one or more of these value added services. These are choices that are typically not available from a direct carrier.

605-45-10 The Entity Has Discretion in Supplier Selection
(As noted in ASC 605-45, this is evidence that “gross” recording is appropriate)

The Company has discretion in supplier selection.

In a consolidation service transaction, the Company has total discretion in supplier selection. For instance, a customer may need to move freight from point A to point B. It is possible for the Company to move the freight directly between the two points using one of a few direct carriers. However, if the Company choses to make an additional stop, the number of direct carrier options available to move the freight will increase. While some routes are more desirable than others, the Company does have a number of available suppliers at its disposal to meet customer time requirements.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

605-45-11 The Entity is Involved in the Determination of Product or Service Specifications
(As noted in ASC 605-45, this is evidence that “gross” recording is appropriate)

The Company is involved in the determination of service specifications.

In many instances, the Company is measured based on on-time service and certain performance requirement can trigger penalties under the terms of an agreement with a customer. These same terms are not available to the customer or the Company from the direct carrier. The Company is thereby required to create custom service specifications. Security standards are another area where the Company can create a unique customer offering.

605-45-12 The Entity Has Physical Loss Inventory Risk - After Customer Order or During Shipping
(As noted in ASC 605-45, this provides some less persuasive evidence of “gross” reporting)

The Company has physical loss of “inventory like” risk.

The Company does assume an “inventory like” risk of loss. The Company's standard terms and conditions limit these losses depending on the services that are being provided. While these terms are identical with the standard terms and conditions offered to the Company by the direct carriers, freight lost or damaged must be paid by the Company to the customer. The Company then subrogates against the direct carrier.

Even though the Company may subrogate against the direct carrier in most instances, the Company may sometimes have to settle customer claim for commercial purposes in amounts greater than the legal liability received from the direct carriers. These amounts are not recoverable from the direct carrier, nor are they covered by the Company's insurance.

605-45-13 The Entity Has Credit Risk
(As noted in ASC 605-45, this provides some less persuasive evidence of “gross” reporting)

The Company has credit risk.

Credit risk is solely and completely retained by the Company. The direct carrier expects to be paid by the Company and does not look to the credit standing of the underlying Company customer.
ASC 605-45 Summary:
Based on an evaluation of each factor or indicator, we believe it is still clear that when the Company acts as a consolidator by issuing a contract of carriage in its own name (HAWB or HOBL) it meets the criteria for gross reporting of revenues and the related expenses.
There are also many transactions where the Company receives a commission or fee. In these situations the Company does not issue a HAWB or HOBL and acts solely as an agent of the direct carrier. In these circumstances the direct carrier issues the Master Airway Bill or the Master Ocean Bill of Lading directly to the customer and as a result the direct carrier is the primary obligor. The Company has no latitude in establishing pricing as price is established directly between the shipper and carrier. The Company has no discretion in the selection of a carrier. The amount that the Company receives for these direct shipments is fixed by the direct carrier. There is also no general inventory risk, nor is there any physical inventory risk to the Company since the contract of carriage does not involve the Company. Any claims must be resolved solely by the customer and the direct carrier. The same analysis is applicable in those situations where the Company performs destination services for an independent agent who has issued a HAWB or HOBL in its own name.
In those transactions where the freight moves directly on a master bill issued by a direct carrier or where the Company acts at destination for an independent agent, an analysis of the factors and indicators result in the conclusion that net reporting of revenue is most appropriate and that is what the Company does in those cases.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

We confirm that we will include the additional table and the paragraph preceding the table as outlined on page 5 of our response letter dated April 30, 2013 in our future filings. In addition, in future filings we will include the following additional disclosures in our MD&A to clarify further in what instances we record revenues and the related expenses as the principal to the transaction (gross basis) and those where we act solely as agent and record revenues on a net basis.

In most cases the Company acts as an indirect carrier. When acting as an indirect carrier, the Company will issue a House Airway Bill or a House Ocean Bill of Lading to customers as the contract of carriage. In turn, when the freight is physically tendered to a direct carrier, the Company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments. In these transactions, the Company is the primary obligor, is obligated to compensate direct carriers for services performed regardless of whether customers accept the service, has latitude in establishing price, has discretion in selecting the direct carrier and has credit risk. Therefore, the Company is the principal in these transactions and reports revenue and the related expenses on a gross basis.

Revenues earned in other capacities, for instance, when the Company does not issue an HAWB or an HOBL or otherwise acts solely as an agent for the shipper, only the commissions and fees earned for such services are included in revenues. In these transactions, the Company is not a principal and reports only commissions and fees earned in revenue.

Based on the clarification in your comment 2, whereby deducting operating expenses from related gross revenues as presented in our financial statements to arrive at “net revenue” results in a non-GAAP measure, we confirm that in future filings we will clearly identify “net revenues” as a non-GAAP measure.

3. We note from your response to our prior comment number 3 that because of the homogeneous nature of your worldwide operations, the consistency of your operating model and the symbiotic relationship between offices and geographic regions, you believe that providing any additional segment discussion and analysis would not be material to investors and could results in users of your financial statements incorrectly assuming that individual geographic segments are more stand-alone than they in fact are. However, as noted in our prior comment 3, given that the profitability information for your segments included in Note 10 to your financial statements indicates that the profitability of your segments varies significantly for your various geographic segments, we continue to believe that a more robust discussion of the results of operations for your segments should be provided in MD&A. For example, we note that the net revenues and operating income as a percentage of gross revenues for your United States and Other North America segments range from 44 to 46% and from 11 to 15%, respectively, during the various periods presented in your financial statements while the net revenues and operating income as a percentage of gross revenues of your Latin America segment ranged from 56-57% and 17-18%, respectively, during these periods. We also note that the net revenues and operating income as a percentage of gross revenues of the Asia Pacific segment were significantly lower than that of the other segments during all periods presented and ranged from 16-19% and 7-8%, respectively, during these periods. Given the significant variability in the profitability of your segments, we believe your MD&A should be revised to include a robust discussion of your segment results operations for all periods presented in your financial statements. Please confirm that you will revise your MD&A discussion accordingly.

Response:

The variances between geographic segments described in your comment above relates primarily to the mix of services that are provided in that particular geography as we briefly touched on in our prior response. As we noted, the mix of services can vary from segment to segment based on the nature of the local economy, but the overall mix of business does not tend to change significantly period-over-period. Because of the way freight revenue and related expenses are recorded in this industry (almost all freight revenues and related expenses are recorded at the origin office) and the way shipment profits are split between origin and destination offices (a fee recorded at destination as commission or profit share revenue is recorded at origin as a component of origin consolidation costs), net revenue margin does vary widely between geographic segments.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

For instance, since Asia Pacific is much more export oriented, it will have a rather low net revenue and operating income as a percentage of gross revenue because it has the largest percentage of the freight revenues and related expenses that need to be deducted to derived net revenue. In North America, where our business is much more import oriented, the revenues from inbound shipments are only recorded as a fee-based component of gross revenue, there are little to no offsetting direct expenses. This means the net revenue margin is near 100% on these inbound shipments. So where we have a larger percentage of business that is fee-based (import oriented regions), we will have a higher net revenue and operating income as a percentage of gross revenue. The intercompany revenues and costs are appropriately eliminated in consolidation.

In future filings we will add the following additional disclosure to MD&A to better describe the differences in our geographic segments:

The mix of services varies from segment to segment based primarily on the import or export orientation of local operations in each region. In accordance with our revenue recognition policy (see Note 1. E. to consolidated financial statements), almost all freight revenues and related expenses are recorded at origin and shipment profits are split between origin and destination offices by recording a commission fee or profit share revenue at destination and a corresponding commission or profit share expense as a component of origin consolidation costs. The Asia Pacific segment is the Company's largest export oriented region and accounts for XX% of revenues and XX% of operating income. Asia Pacific's net revenues (a non-GAAP measure) and operating income as a percentage of revenue are lower than other segments due to the largely export nature of operations in that region.

Traditionally, we have included commentary in MD&A related to our North America, Asia Pacific and Europe geographic segments since these represent approximately 90% of our revenues, net revenues and operating income.  As an example, consolidated operating income decreased $87.5 million in 2012 compared to 2011 and the largest contributing factor to the change was the decline in Airfreight Services net revenue of $83.1 million. The primary reasons for the decrease in Airfreight services net revenue are discussed on page 19 of MD&A, including the changes in North America, Asia Pacific and Europe geographic segments. We also confirm that in future filings we will continue to describe in MD&A any material activity impacting period over period results of operations for these geographic segments.
Report on Form 8-K dated May 1, 2013

4. We note the presentation of the non-GAAP measure “net revenues” in the press release furnished as part of your report on Form 8-K. Please revise your disclosure of this non-GAAP measure to comply with the guidance outlined in Regulation G. In this regard, the non-GAAP measure should be reconciled to the most comparable GAAP measure, gross revenues, and should be accompanied by an explanation of why management believes the measure provides useful information to investors.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

Response:

Based on the clarification in your comment 2 above, in future press releases we will provide a separate table that shows gross revenues less related operation expenses to arrive at “net revenue” for the periods presented along with an explanation of why management believes the measure provides useful information to investors and clearly indicate that “net revenues” is a non-GAAP measure.

*	*	*	*	*

As you requested, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at 206-674-3412 if you have any questions or further comments.

Sincerely,

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

/s/ Bradley S. Powell
Bradley S. Powell
Senior Vice President and Chief Financial Officer